NEWS RELEASE                                                                                              RUBICON

                                                                                                            MINERALS CORPORATION

TORONTO STOCK EXCHANGE  SYMBOL:  RMX        OTCBB SYMBOL: RUBIF                                                              PR04-07                          FEBRUARY 10, 2004

RUBICON MINERALS OPTIONS AVALON GOLD PROJECT, NEWFOUNDLAND TO IAMGOLD
- $3 million earn in, $500,000 firm year one commitment to include diamond drilling –

David W. Adamson, President and CEO of Rubicon Minerals Corporation (RMX.TSX) is pleased to announce that it has signed an agreement with IAMGold Corporation (IMG.TSX; IAG.ASE) (“IAMGold”) whereby IAMGold can earn an initial 55% interest in Rubicon’s extensive 140 square kilometre Avalon gold project located in southeastern Newfoundland. Under the terms of the agreement, IAMGold must spend $3 million over a four-year period, including $500,000 before February, 2005. IAMGold has indicated that diamond drilling will be part of the exploration program in 2004.  Rubicon will be the operator of the project until the later of $2 million dollars in expenditures or two years.

Rubicon controls over 45 kilometres of strike length at Avalon covering a newly recognized, well preserved, gold-bearing low sulphidation epithermal system.  Recent exploration by Rubicon and high grade gold samples recently reported by the Geological Survey of Newfoundland and Labrador (see Rubicon news release dated January 12, 2004) indicate the potential for new high grade gold discoveries. Low sulphidation gold systems are attractive exploration targets for many major companies due to their potential for high gold (and silver) grades over significant lateral extents.  An example of this type of deposit is the Hishikari deposit in Japan with 8 million ounces of gold production.  With the Avalon property’s potential only recently recognized through the work of the Newfoundland and Labrador Geological Survey, very little systematic exploration for deposits of this type has taken place at Avalon.

“We are very pleased to welcome a quality company such as IAMGold as an exploration partner to the Avalon project and to Newfoundland and Labrador. In IAMGold, Rubicon has secured a partner that has both the expertise and the resources to explore for and develop epithermal gold deposits,” said David Adamson.

Other terms of the agreement allow IAMGold the election, once it has met its initial $3 million commitment, to earn an additional 15% interest (to a maximum 70% interest) by delivering a bankable feasibility study on a minimum 500,000 oz gold deposit on the project by the end of 2013.  Failure to do so by this date will cause reversion back to a 55% IAMGold - 45% Rubicon Joint Venture.  The agreement is subject to any applicable regulatory approval.

Rubicon controls several district scale projects in Newfoundland and in Red Lake, Ontario including both partnerships and 100% funded projects. Partners include Placer Dome and IAMGold in Newfoundland and Goldcorp and Wolfden in Red Lake. Rubicon is embarking on a $5.4 million exploration program commencing shortly that will include drilling on 15 projects. With over $10 million in working capital and a large portfolio of quality projects, Rubicon offers exceptional exposure to high potential exploration in areas of low political risk. Rubicon also has a controlling interest in a private US subsidiary which, if successful in securing a planned public listing, will provide additional exposure to quality targets in Nevada and Alaska.

RUBICON MINERALS CORPORATION

David W. Adamson
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President & CEO

For more information, contact Bill Cavalluzzo, VP Investor Relations  Toll free: 1.866.365.4706  E-mail: bcavalluzzo@rogers.com
Rubicon Minerals Corporation Suite 888–1100 Melville Street, Vancouver BC  CANADA  V6E 4A6
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The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.   Page 1 of 1
The statements contained in this release that are not historical facts are forward-looking statements, which involve risks and uncertainties
that could cause actual results to differ materially from targeted results.   Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The Company relies upon litigation protection for forward looking statements.